February 25, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Patrick N. Enunwaonye

Re:	hi/fn, inc.
Form 10-K for the fiscal year ended September 30, 2004
Form 10-Q for the quarter ended December 31, 2004
SEC File No. 000-24765

Dear Division of Corporation Finance:

        The following comprises the Company’s responses to comments dated February 17, 2005 by the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s annual report on Form 10-K for the fiscal year ended September 30, 2004 and quarterly report on Form 10-Q for the quarter ended December 31, 2004. The Staff’s comments have been reproduced in italics for convenience of reference. The Company’s response appears in normal typeface following each comment.

        Page number references in the Company’s responses are to pages of the Form 10-Q.

February 17, 2005 Staff Comments

Form 10-Q

Item 4. Controls and Procedures – Page 27

    1.        We note your statement that your disclosure controls and procedures were effective “subject to the limitations noted above.” Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective. Or, if true, you can state that your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Securities and Exchange Commission
February 25, 2005

        The Company acknowledges the Staff’s comment regarding the Company’s disclosures under “Item 4. Controls and Procedures” and has reflected the Staff’s comment in the following revised disclosure:

Evaluation of disclosure controls and procedures. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Based on their evaluation as of the end of the period covered by this Quarterly Report on Form 10-Q, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Act of 1934, as amended, are effective to ensure that information that is required to be disclosed in this Quarterly Report on Form 10-Q is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in internal control over financial reporting. There was no change in our internal control over financial reporting that was identified in connection with our evaluation of disclosure controls and procedures that occurred during the period covered by this Quarterly Report on Form 10-Q that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

    2.        We note your disclosure in the first paragraph that “there can be no assurance that any design [of a system of disclosure controls and procedures] will succeed in achieving its stated goals under all potential future conditions (emphasis added).” If you elect to retain this qualifying disclosure, please revise to also disclose, if true, that your system of internal control over financial reporting is designed so as to provide reasonable assurance that the objectives the system will be met. In addition, if the first paragraph of your disclosure is retained, please also disclose, if true, that the design and operation of your system of internal controls does in fact provide reasonable assurance in achieving the objectives of the system. For guidance, refer to Part TI.F.4 of Release No. 33-8238.

        The Company acknowledges the Staff’s comment number 2 above and has incorporated its response thereto in the revised disclosure provided in response to comment number 1 above.

Securities and Exchange Commission
February 25, 2005

    3.        We note your statement that your disclosure controls and procedures were effective “to ensure that material information... is made known to management... as appropriate to allow timely decisions regarding required disclosure.” Please note that all language that appears following the word “effective” must be consistent with the language that appears in the definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) of the Exchange Act. Please revise your disclosure accordingly.

        The Company acknowledges the Staff’s comment number 3 above and has incorporated its response thereto in the revised disclosure provided in response to comment number 1 above.

    4.        Please revise to delete the reference to “other factors that significantly affect your internal controls,” and clarify whether there was any change in your internal control over financial reporting during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Also revise to remove the reference to Item 4(a) and c1arify the portion your disclosure to which you are referring readers.

        The Company acknowledges the Staff’s comment number 4 above and has incorporated its response thereto in the revised disclosure provided in response to comment number 1 above.

        Please contact either the undersigned at tel: (408) 399-3537, fax: (408) 399-3509, or Eric Finseth or Nate Gallon of Wilson Sonsini Goodrich & Rosati, P.C. at tel: (650) 320-4838 (for Mr. Finseth) or (650) 565-3591 (for Mr. Gallon) and fax: (650) 493-6811, with any questions.

Sincerely, HIFN, INC. /s/ William R. Walker, William R. Walker, Chief Financial Officer